[LETTERHEAD OF WHITE & CASE LLP]

July 8, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-3638
USA

Attn:	Daniel F. Duchovny, Attorney-Advisor Office of Mergers and Acquisitions
Re:	World Heart Corporation — Schedules TO-Is filed June 20, 2005 File No. 005-50628

Dear Mr. Duchovny:

Set forth below, on behalf of World Heart Corporation ("WorldHeart"), are our responses to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated June 30, 2005 (the "Comment Letter") on the WorldHeart Schedule TO-Is relating to (i) WorldHeart's tender offer for Warrants to purchase Common Shares, no Par Value (the "Warrant Schedule TO") and (ii) WorldHeart's tender offer for 3% Unsecured Convertible Dentures due September 15, 2009, convertible into Common Shares, no Par Value, of WorldHeart, having a conversion price of $1.25 per share (the "Debenture Schedule TO", together with the Warrant Schedule TO, the "Schedule TOs"). The following responses correspond to the item number of the comments contained in the Comment Letter. Today, via EDGAR, WorldHeart filed an amended Debenture Schedule TO and an amended Warrant Schedule TO.

Schedules TO-I

1.
Given that your filings for the warrant and debenture offers are virtually identical to one another, we are issuing comments that are applicable to both of the Schedules TO-I and their related documents. Please make the requested revisions in both the warrant and the debenture offer documents.

United States Securities and Exchange Commission

[LETTERHEAD OF WHITE & CASE LLP]

July 8, 2005

We have made the requested revisions in the Warrant Schedule TO and have made the conforming changes in the Debenture Schedule TO, both of which are submitted herewith.

Item 6. Purposes of the Transactions

2.
We note your response to this item's requirement by referring to section 9 of your offer document. It is not clear, however, how the documents incorporated by reference into that section 9 respond to the requirements of Item 6(c) of Schedule TO. Please tell us what specific sections in the incorporated documents respond to this item and revise your disclosure to specify where such information may be found. Alternatively, include the information directly in your offer document.

We have revised our disclosure to specify where the information incorporated by reference can be found.

Item 10. Financial Statements

3.
It appears that certain financial information has been incorporated by reference to satisfy Item 10 of Schedule TO. Please provide complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO and Item 1010 (c) of Regulation M-A. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Given the limited number of security holders and their sophisticated nature, we have decided to furnish the information required by Item 1010(a) and (b) as appendices in the offer document itself thereby obviating the need for us to rely on Instruction 6 to Item 10 and Item 1010(c).

4.
It appears that the pro forma financial statement disclosure required by Item 10(b) of Schedule TO is material in the context of these offers, yet you have listed that information as "inapplicable." Please revise to provide it, to provide your analysis as to why it is not required in the context of these offers.

We have revised the disclosure to provide the requested information.

United States Securities and Exchange Commission

[LETTERHEAD OF WHITE & CASE LLP]

July 8, 2005

5.
Refer to comments 3 and 4 above. Given the materiality of this information, advise how you will disseminate it to security holders.

We are resending the offer documents to security holders via Federal Express.

Item 12. Exhibits

6.
We note in sections 9 and 10 of the offer document that you incorporated by reference reports you filed on unspecified Forms 6-K and 8-K and several Forms 3 and 4 filed by your directors and executive officers. Please include these filings specifically as exhibits to your Schedule TO. See General Instruction F to Schedule TO. Alternatively, you may revise the offer document to specifically include the information from those forms.

We have revised the Schedule TOs to include the filings on Forms 6-K and 8-K and several Forms 3 and 4 as exhibits to our Schedule TOs.

Offer to Amend and Exchange

Summary of Terms, page 2

7.
Refer to the question "If you choose to amend your warrants, do you have to amend all of your warrants... ? Revise to clarify that one of your offer conditions is that all warrants be tendered and that you would have to determine whether to waive this condition if a security holder tendered less than all of that holder's warrants. Note that you may not waive an offer condition as to only one or some of the subject securities; if you waive the requirement that a given security holder must tender all of his or her warrants or debentures in order to participate in these offers, you must waive that condition generally as to all security holders. In addition, when you waive a material offer condition, extension of the offer period may be required.

We have revised the disclosure in the Warrant Schedule TO to clarify that one of our offer conditions is that all warrants be tendered and that World Heart would have to determine whether to waive this condition if a security holder tendered less than all of that holder's warrants. We have included similar disclosure in the Debenture TO.

What are the tax consequences of your amending your warrants pursuant to the offer?, page 4

8.
By accepting this offer, warrant holders are agreeing to exercise their warrants within 14 days after shareholders of WorldHeart approve the MedQuest Transaction. Therefore, here and in the corresponding more detailed section of the offer materials later in this document, discuss the tax consequences upon exercise.

United States Securities and Exchange Commission

[LETTERHEAD OF WHITE & CASE LLP]

July 8, 2005

We have revised the disclosure to discuss the tax consequences upon exercise under this heading. Please note that the tax consequences upon exercise are also discussed under "Certain Material United States Federal Income Tax Consequences — Exercise of Amended Warrants". We have included similar disclosure in the Debenture TO.

Purpose and Terms, page 6

9.
Please revise to include a more detailed description of the transactions underlying your purpose for making this offer, including the acquisition of the MedQuest business and the sale of common stock to Maverick Venture Management.

We have revised the disclosure as requested.

Extension of Offer, page 9

10.
We note your disclosure that an extension of your offer will be announced no later than 9 a.m. Pacific Daylight Time on the next business day after the scheduled expiration date of the offer. Please note that under Rule 14e-l(d), your announcement must be made no later than 9 a.m. Eastern time on the specified date. Please revise.

We have revised the disclosure as requested.

Conditions of the Offer, page 10

11.
Refer to the disclosure in the first paragraph of this section, which relates to the company's determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer, and in the last paragraph of this section, which states that a failure to exercise your rights will not be deemed a waiver of your rights. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, this constitutes a waiver of the triggered condition(s). As noted above, waiving an offer condition may require you to extend the offer and may also require dissemination of amended offer materials. You may not rely on the language referred to above to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

On behalf of WorldHeart, we confirm our understanding on a supplemental basis.

United States Securities and Exchange Commission

[LETTERHEAD OF WHITE & CASE LLP]

July 8, 2005

12.
A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the following:

•
Paragraphs (b) and (the last two bullet points in c) condition the offer on whether the contemplated benefits the company may enjoy from the offer are materially impaired. Please revise to specify or generally describe the benefits of the offer to you so that warrant holders will have the ability to objectively determine whether the condition has been triggered.

•
In the last bullet point of paragraph (c), you should qualify the term "impair." Currently, any negative change could trigger this condition, whether or not it is material.

Given the inherent difficulty of reducing these points to objective standards, WorldHeart has eliminated the portions of the conditions which prompted the Staff's comments.

Certain U.S. Federal Income Tax Consequences. page 14

13.
We note your disclosure that this section summarizes "certain" of the material or the "principal" federal income; tax consequences of the tender offer and merger. Please revise your disclosure 19 ensure that you discuss all material consequences.

We have revised the disclosure as requested to clarify that we discuss all material consequences.

We hope that you will find WorldHeart's responses to the Staff's comments acceptable. Should you disagree with our responses to any comments, we would appreciate an opportunity to have a

United States Securities and Exchange Commission

[LETTERHEAD OF WHITE & CASE LLP]

July 8, 2005

telephonic conference with you to further explore these issues prior to your issuance of any further comments. If you have any questions concerning the foregoing, please contact Martin Glass at (212) 819-8270 or Kevin Keogh at (212) 819-8227.

Very truly yours,

/s/ White & Case LLP

MG:el

cc:	Jal Jassawalla, President and CEO, World Heart Corporation Richard Juelis, Vice President, Finance and Chief Financial Officer, World Heart Corporation Robert Chapman, McCarthy Tetrault